UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Greenhill & Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number of Class of Securities)

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

John E. Estes, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$207,000,000	$24,455.70

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 12,000,000 shares of the Common Stock, par value $0.01 per share, of Greenhill & Co., Inc. at a price of $17.25 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,455.70	Filing Party: Greenhill & Co. Inc.
Form or Registration No.: Schedule TO	Date Filed: September 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 27, 2017, as amended on October 10, 2017 (together with the Amendment, the “Schedule TO”) by Greenhill & Co., Inc., a Delaware corporation (“Greenhill” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 12,000,000 Shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price of $17.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 27, 2017 (the “Original Offer to Purchase”), as amended and supplemented by the Supplement to Offer to Purchase, dated October 10, 2017 (the “Supplement,” and together with the Original Offer to Purchase, the “Offer to Purchase”) and in the Amended Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A), (a)(1)(G) and (a)(1)(H) to the Schedule TO, respectively (which together as they may be further amended or supplemented from time to time constitute the “Offer”).

This Amendment No. 2 to the Schedule TO is being filed in accordance with Rule 13e–4(c)(3) under the Exchange Act. Only those items reported in this Amendment No. 2 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.

All information set forth in the Offer to Purchase, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

The purpose of this Amendment is to amend and supplement the Schedule TO to indicate that the Financing Arrangements (as defined below) closed on October 12, 2017 and therefore the Financing Condition (as defined below), was satisfied on October 12, 2017. Accordingly, Items 1, 4, 5, 6, 7 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

ITEM 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

•	The first bullet point on page 3 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Our consummation of a Term Loan B financing transaction resulting in the placement of $350,000,000 of term loans (the “Financing Arrangements”) subsequent to the date hereof and on or prior to the Expiration Date (the “Financing Condition”). The Financing Condition was satisfied on October 12, 2017. See Section 9;”

ITEM 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

•	The sixth paragraph under Section 1. “Purchase Price for Shares; Priority of Purchase; Proration” on page 15 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            “THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER, HOWEVER, IS SUBJECT TO OTHER CONDITIONS. THE OFFER WAS PREVIOUSLY SUBJECT TO THE FINANCING CONDITION, WHICH WAS SATISFIED ON OCTOBER 12, 2017. SEE SECTION 7.”

•	The first paragraph under Section 9. “Source and Amount of Funds” on page 32 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $208,000,000. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, through the Financing Arrangements, which consist of borrowings under new secured credit facilities. The Financing Arrangements closed on October 12, 2017. This Offer was subject to the Financing Condition, meaning that if the Company was unable to consummate the Financing Arrangements we would not have been required to complete the Offer. The Financing Condition was satisfied on October 12, 2017. After the Offer closes, we will receive additional funds through the Chairman Purchase and CEO Purchase, which we expect will be used for further share repurchases or general corporate purposes.”

•	The second paragraph under Section 9. “Source and Amount of Funds” on page 32 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“On October 12, 2017, we entered into a new credit agreement by and among the Company, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, comprised of a five-year secured term facility for $350,000,000 and a three-year secured revolving credit facility for $20,000,000 (the “Credit Facilities”) consistent with the terms and conditions described below. A portion of the proceeds of the Credit Facility were used to repay in full any amounts outstanding under our revolving credit facility with First Republic Bank ($83.9 million at the time of repayment). Upon repayment, the First Republic Bank facility was terminated.”

•	The fourth paragraph under Section 9. “Source and Amount of Funds” on page 32 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Borrowings under the Credit Facilities bear interest at either a base rate plus 2.75%, or LIBOR plus 3.75%. The term loans require quarterly principal amortization payments commencing on March 31, 2018 equal to (i) 5% per annum on or prior to the first anniversary, (ii) 10% per annum after the first anniversary but on or prior to the second anniversary, (iii) 10% per annum after the second anniversary but on or prior to the third anniversary and (iv) 10% per annum after the third anniversary, in each case of the original principal amount of the term loans, with the remaining balance of the term loans at maturity. No scheduled principal payments are required on amounts drawn on the revolving credit facility until the maturity date of that facility.”

•	The third paragraph on page 33 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“On October 12, 2017, the Credit Facilities closed and the Financing Condition was thereby satisfied.”

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5(e) of the Schedule TO is hereby amended and supplemented as follows:

•	The first bullet point on page 3 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Our consummation of a Term Loan B financing transaction resulting in the placement of $350,000,000 of term loans (the “Financing Arrangements”) subsequent to the date hereof and on or prior to the Expiration Date (the “Financing Condition”). The Financing Condition was satisfied on October 12, 2017. See Section 9;”

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

Item 6(c) of the Schedule TO is hereby amended and supplemented as follows:

•	The first bullet point on page 3 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Our consummation of a Term Loan B financing transaction resulting in the placement of $350,000,000 of term loans (the “Financing Arrangements”) subsequent to the date hereof and on or prior to the Expiration Date (the “Financing Condition”). The Financing Condition was satisfied on October 12, 2017. See Section 9;”

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•	The third paragraph under the section of the Offer to Purchase titled “Introduction” on page 12 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“The Offer is not conditioned on any minimum number of Shares being tendered. The Offer, however, is subject to other conditions. Our obligation to accept and pay for Shares properly tendered and not properly withdrawn pursuant to the Offer is conditioned upon satisfaction or waiver of these conditions. The Offer was previously subject to the Financing Condition, which was satisfied on October 12, 2017. See Section 7.”

•	The first paragraph under Section 9. “Source and Amount of Funds” on page 32 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $208,000,000. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, through the Financing Arrangements, which consist of borrowings under new secured credit facilities. The Financing Arrangements closed on October 12, 2017. This Offer was subject to the Financing Condition, meaning that if the Company was unable to consummate the Financing Arrangements we would not have been required to complete the Offer. The Financing Condition was satisfied on October 12, 2017. After the Offer closes, we will receive additional funds through the Chairman Purchase and CEO Purchase, which we expect will be used for further share repurchases or general corporate purposes.”

•	The second paragraph under Section 9. “Source and Amount of Funds” on page 32 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“On October 12, 2017, we entered into a new credit agreement by and among the Company, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, comprised of a five-year secured term facility for $350,000,000 and a three-year secured revolving credit facility for $20,000,000 (the “Credit Facilities”) consistent with the terms and conditions described below. A portion of the proceeds of the Credit Facility were used to repay in full any amounts outstanding under our revolving credit facility with First Republic Bank ($83.9 million at the time of repayment). Upon repayment, the First Republic Bank facility was terminated.”

•	The fourth paragraph under Section 9. “Source and Amount of Funds” on page 32 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Borrowings under the Credit Facilities bear interest at either a base rate plus 2.75%, or LIBOR plus 3.75%. The term loans require quarterly principal amortization payments commencing on March 31, 2018 equal to (i) 5% per annum on or prior to the first anniversary, (ii) 10% per annum after the first anniversary but on or prior to the second anniversary, (iii) 10% per annum after the second anniversary but on or prior to the third anniversary and (iv) 10% per annum after the third anniversary, in each case of the original principal amount of the term loans, with the remaining balance of the term loans at maturity. No scheduled principal payments are required on amounts drawn on the revolving credit facility until the maturity date of that facility.”

•	The third paragraph on page 33 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“On October 12, 2017, the Credit Facilities closed and the Financing Condition was thereby satisfied.”

•	The third bullet point on page 34 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“the Company’s Current Reports on Form 8-K filed on June 8, 2017, July 26, 2017, September 25, 2017, September 26, 2017, October 10, 2017 and October 13, 2017; and”

ITEM 7.	Source and Amount of Funds or Other Consideration.

•	The first bullet point on page 3 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Our consummation of a Term Loan B financing transaction resulting in the placement of $350,000,000 of term loans (the “Financing Arrangements”) subsequent to the date hereof and on or prior to the Expiration Date (the “Financing Condition”). The Financing Condition was satisfied on October 12, 2017. See Section 9;”

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•	The first bullet point under Section 7. “Conditions of the Offer” on page 29 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“failure to consummate the Financing Arrangements subsequent to the date hereof and on or prior to the Expiration Date. The Financing Arrangements were consummated and the Financing Condition was satisfied on October 12, 2017;”

•	The first paragraph under Section 9. “Source and Amount of Funds” on page 32 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Assuming the Offer is fully subscribed, we expect the aggregate purchase price for the Shares, together with related fees and expenses, to be approximately $208,000,000. We plan to fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, through the Financing Arrangements, which consist of borrowings under new secured credit facilities. The Financing Arrangements closed on October 12, 2017. This Offer was subject to the Financing Condition, meaning that if the Company was unable to consummate the Financing Arrangements we would not have been required to complete the Offer. The Financing Condition was satisfied on October 12, 2017. After the Offer closes, we will receive additional funds through the Chairman Purchase and CEO Purchase, which we expect will be used for further share repurchases or general corporate purposes.”

•	The second paragraph under Section 9. “Source and Amount of Funds” on page 32 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“On October 12, 2017, we entered into a new credit agreement by and among the Company, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, comprised of a five-year secured term facility for $350,000,000 and a three-year secured revolving credit facility for $20,000,000 (the “Credit Facilities”) consistent with the terms and conditions described below. A portion of the proceeds of the Credit Facility were used to repay in full any amounts outstanding under our revolving credit facility with First Republic Bank ($83.9 million at the time of repayment). Upon repayment, the First Republic Bank facility was terminated.”

•	The fourth paragraph under Section 9. “Source and Amount of Funds” on page 32 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“Borrowings under the Credit Facilities bear interest at either a base rate plus 2.75%, or LIBOR plus 3.75%. The term loans require quarterly principal amortization payments commencing on March 31, 2018 equal to (i) 5% per annum on or prior to the first anniversary, (ii) 10% per annum after the first anniversary but on or prior to the second anniversary, (iii) 10% per annum after the second anniversary but on or prior to the third anniversary and (iv) 10% per annum after the third anniversary, in each case of the original principal amount of the term loans, with the remaining balance of the term loans at maturity. No scheduled principal payments are required on amounts drawn on the revolving credit facility until the maturity date of that facility.”

•	The third paragraph on page 33 of the Original Offer to Purchase, as amended by the Supplement, is hereby amended and restated to read in its entirety as follows:

“On October 12, 2017, the Credit Facilities closed and the Financing Condition was thereby satisfied.”

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit Number	Description

(b)(2)	Credit Agreement, dated October 12, 2017, by and among Greenhill & Co., Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 13, 2017).*

*	Previously filed.

.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENHILL & CO., INC.

By:	/s/ Ricardo Lima
Name:	Ricardo Lima
Title:	Secretary

Date: October 13, 2017

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated September 27, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Schedule TO filed on September 27, 2017).*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Company’s Schedule TO filed on September 27, 2017).*
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Company’s Schedule TO filed on September 27, 2017).*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Company’s Schedule TO filed on September 27, 2017).*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Company’s Schedule TO filed on September 27, 2017).*
(a)(1)(F)	Form of Summary Advertisement. (incorporated by reference to Exhibit (a)(1)(F) to the Company’s Schedule TO filed on September 27, 2017).*
(a)(1)(G)	Supplement to Offer to Purchase, dated October 10, 2017 (incorporated by reference to Exhibit (a)(1)(G) to the Company’s Amendment No. 1 to Schedule TO filed on October 10, 2017).*
(a)(1)(H)	Amended Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(H) to the Company’s Amendment No. 1 to Schedule TO filed on October 10, 2017).*
(a)(1)(I)	Amended Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(I) to the Company’s Amendment No. 1 to Schedule TO filed on October 10, 2017).*
(a)(1)(J)	Supplemental Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(J) to the Company’s Amendment No. 1 to Schedule TO filed on October 10, 2017).*
(a)(1)(K)	Supplemental Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(K) to the Company’s Amendment No. 1 to Schedule TO filed on October 10, 2017).*
(a)(5)(A)	Press Release issued by the Company on September 25, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 25, 2017).*
(a)(5)(B)	Press Release issued by the Company on October 9, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 10, 2017).*
(b)(1)	Commitment Letter, dated September 25, 2017, by and between Greenhill & Co., Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*
(b)(2)	Credit Agreement, dated October 12, 2017, by and among Greenhill & Co., Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 13, 2017).*
(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 30, 2004).*
(d)(2)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*
(d)(3)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs)—Five Year Ratable Vesting (incorporated by reference to Exhibit 10.45 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*
(d)(4)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs)—Five Year Cliff Vesting (incorporated by reference to Exhibit 10.46 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*
(d)(5)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (non-MDs)—Five Year Ratable Vesting (incorporated by reference to Exhibit 10.47 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*
(d)(6)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 among Robert F. Greenhill, Greenhill Family Partnership and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

Exhibit Number	Description
(d)(7)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Scott L. Bok and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*
(d)(8)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Harold J. Rodriguez, Jr. and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*
(d)(9)	Form of Greenhill & Co. Equity Incentive Plan Performance-Based Restricted Stock Unit Award Notification—Three Year Performance Period (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*
(d)(10)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification—Three Year Cliff Vesting (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*
(d)(11)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification (MDs)—Four Year 20%, 20%, 30% and 30% Vesting (incorporated by reference to Exhibit 10.25 the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).*
(d)(12)	Subscription Agreement, dated as of September 25, 2017, by and between Scott L. Bok, in an individual capacity, and Bok Family Partners, L.P., as purchasers, and Greenhill & Co., Inc., as issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*
(d)(13)	Subscription Agreement, dated as of September 25, 2017, by and between Socatean Partners, as purchaser, and Greenhill & Co., Inc., as issuer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*
(d)(14)	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

*	Previously filed.